UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

The exhibit to this Report on Form 6-K shall be incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-206476) under the Securities Act of 1933, as amended or supplemented.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: June 28, 2016	/s/ Erfan Kazemi
	Name:	Erfan Kazemi
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Underwriting Agreement, dated June 27, 2016, by and among Sandstorm Gold Ltd. and National Bank Financial Inc. and BMO Nesbitt Burns Inc. as co-lead underwriters of a syndicate of underwriters.

The exhibit to this Report on Form 6-K shall be incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-206476) under the Securities Act of 1933, as amended or supplemented.